

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2014

Ralph E. Coffman, Jr.
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, Kentucky 41101

Re: Poage Bankshares, Inc
 Registration Statement on Form S-4
 Filed January 2, 2014
 File No. 333-193157

Dear Mr. Coffman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

2. Please amend to include audited financial statements of the target or tell us how you determined they were not required detailing the guidance on which you rely.

3. Please tell us how you considered the Form 8-K requirements related to the acquisition and tell us the status of those filings. Specifically tell us if you plan to file audited financial statements and if so, the periods that will be audited.

4. ASC 805-10-50-1 requires you to disclose information that enables users of your financial statements to evaluate the nature and financial effect of the merger. Considering this

guidance, please revise to disclose the dollar amount of loans you acquired with evidence of credit deterioration and how you identified loans accounted for under ASC 310-30.

Letter to Shareholders/Prospectus Cover Page

5. Please indicate how many shares Poage is offering. See Item 501(b)(2) of Regulation S-K.

6. Please indicate the trading price of Poage stock on the date prior to the merger announcement and as of a recent date. Similarly, calculate the implied value of the 2.3289 share merger consideration on each date.

Summary

7. Add a new section summarizing proration and allocation of the merger consideration.

8. Disclose here or elsewhere in the forepart of the document that 52% of Town Square Financial shares are owned by insiders, and whether it is known how these shares will be voted.

What Town Square Financial Shareholders Will Receive in the Merger, Page 6

9. Please indicate the implied value of the stock consideration as of a recent date.

Material U.S. Federal Income Tax Consequences of the Merger, page 6

10. Revise to eliminate the uncertain language, specifically the phrases in the first line: "intend that the Merger will qualify" and "[I]f the Merger qualifies," to clearly state that you <u>have</u> received an opinion that the stock portion of the merger consideration <u>will be</u> <u>tax free</u> to shareholders. In addition, state that you filed the legal opinion as an exhibit to the registration statement. Make corresponding changes in the main tax section in response to this comment.

Your Board of Directors Unanimously Recommends…, page 7

11. Please include a substantive reason for the merger, as discussed on page 42.

Interests of Certain Persons in the Merger…, page 8

12. Please revise the heading to indicate that the "certain persons" are officers and directors.

13. Quantify the value of all the officers' and directors' interests in the merger that are different from the interests of other shareholders. In the Summary, aggregate amounts by compensation type are sufficient. Provide full disclosure and quantification in the main section for each individual. For example, quantify the value of the employment agreement,

the indemnification and insurance agreements and possible payouts under change of control agreements and severance agreements.

Risk Factors

The Merger Agreement Limits Town Square Financial's Ability to Pursue…, page 28

14. Expand the heading of this risk factor relating to the "no-shop" provision to include the risk that those provisions discourage competition for a higher price or premium.

Background of the Merger, page 39

15. Expand the disclosure relating to the unsolicited inquiries received by Town Square Financial to clarify the number of inquiries received and how management responded to them.

16. Clarify whether the "competing bidder" contacted by Sheshunoff had made an unsolicited inquiry and whether there were any unsolicited inquiries that were not contacted by Sheshunoff. If there were any companies that had made unsolicited inquiries that were not invited to bid or otherwise solicited by Sheshunoff, please explain.

17. In the fifth paragraph on page 40, expand the reasons for ending discussions with the competing bidder. In general terms, indicate what terms were so unattractive that further discussions were not pursued.

18. Clarify how the terms of the agreement changed between the June 28 conditional letter of interest and the July 19 revised letter of interest.

19. Clarify how the exchange ratio and cash price were determined.

20. Clarify how the stock and cash consideration mix was determined or negotiated.

21. In the third paragraph on page 41, specify in general terms the "continued unresolved negotiation matters."

22. Clarify in the discussion on page 41 how the terms changed from the initial draft agreement to the October 4 draft.

Town Square Financial's Board of Directors Unanimously Recommends…, page 44

23. If the referenced earnings accretion or efficiencies have been quantified, please disclose.

24. Explain why, despite the book value of Town Square Financial shares exceeding the implied value of the stock consideration, the Board is recommending the transaction.

Ralph E. Coffman, Jr.
Poage Bankshares, Inc
January 28, 2014
Page 4

Fairness Opinion of Town Square Financial's Financial Advisor, page 45

25. Disclose that Sheshunoff has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

26. Expand or revise the last bullet point on page 46 to describe all material analyses performed.

27. Please disclose any material relationship that has existed between Town Square Financial and Sheshunoff during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Town Square Financial Discounted Cash Flow Analysis, page 47

28. Please provide a tabular presentation of the information and analysis.

Material U.S. Federal Income Tax Consequences, page 66

29. Revise to clarify that you have an opinion of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

30. Because you are filing a short-form tax opinion confirming that the disclosures in this section are the opinion of counsel, revise the language here to be the full opinion of counsel.

31. Eliminate the last sentence on page 66 because it assumes the substance of the opinion you are required to provide.

Town Square Financial Corporation

Notes to Consolidated Financial Statements

Note D – Loans and Allowance for Loan Losses, page D-24

32. Please revise to disclose the total amount of troubled debt restructurings at each period end presented.

Exhibits

33. Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff's review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or Michael Volley, Staff Accountant, at 202-551-3437, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

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         Mark Levy
         Luse Gorman Pomerenk & Schick, P.C.